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                                EXHIBIT (a)(8)

[LOGO OF SUPREME INDUSTRIES, INC. APPEARS HERE]


For Immediate Release

Contact:  Robert W. Wilson
          Executive Vice President
          (219) 642-3070

                 Supreme Industries Commences 2,000,000 Share
                           Dutch Auction Repurchase

GOSHEN, INDIANA, (April 12, 1999) - Supreme Industries, Inc. (AMEX:STS), a leading manufacturer of specialized truck bodies and shuttle buses, announced today that it is commencing a "Dutch Auction" self-tender offer to purchase for cash up to 2,000,000 shares of its issued and outstanding Class A and Class B Common Stock, par value $.10 per share. The tender offer begins on Monday, April 12, 1999, and expires (unless extended) at 5:00 p.m., New York City time, on Monday, May 10, 1999.

Terms of the tender offer, which are described more fully in the Offer to Purchase and Letter of Transmittal, invite the Company's stockholders to tender up to 2,000,000 shares of the Company's Class A and Class B Common Stock to the Company at prices not greater than $10, nor less than $8.75 per share, as specified by the tendering stockholders. The Company's Class B Common Stock is convertible into the Company's Class A Common Stock on a one-for-one basis.

The Company will, subject to the terms and conditions of the offer, determine the lowest single per share price (not greater than $10 nor less than $8.75 per share) net to the seller in cash that will allow the Company to purchase 2,000,000 shares (or such lesser number of shares as are validly tendered and not withdrawn) pursuant to the offer. Such lowest single per share price will be the purchase price the Company will pay for all shares validly tendered at prices at or below such purchase price and not withdrawn (subject to the terms and conditions of the offer). Shares tendered at prices in excess of the purchase price, and shares not purchased because of proration, will be returned at the Company's expense. The Company reserves the right, in its reasonable discretion, to purchase more than 2,000,000 shares pursuant to the offer.

Herbert M. Gardner, Chairman of the Company, said "Considering our confidence in the future of Supreme Industries and the current trading range of our Class A Common Stock, the Board of Directors has determined that the repurchase of our stock is an appropriate investment and is in the long-term best interest of our shareholders. At the same time, our offer provides an opportunity to those who wish to sell shares in what has been a difficult market for small
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capitalization stocks."

[LOGO OF SUPREME INDUSTRIES, INC. APPEARS HERE]



Neither the Company nor its Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering shares pursuant to the offer. The offer is being made to all holders of the Company's Common Stock including officers, directors, and affiliates of the Company.

The Depositary is American Stock Transfer & Trust Company, and the Information Agent is Georgeson & Company Inc. The Offer to Purchase, Letter of Transmittal, and related documents will be mailed to stockholders of record and will also be made available for distribution to beneficial owners of the Company's Common Stock. Additional copies may be obtained from Georgeson & Company Inc., Wall Street Plaza, New York, New York 10006. Telephone: (800) 223-2064.



--------------------------
65140 U.S. 33 East
P.O. Box 237
Goshen, IN 46527-0237
Phone: (219) 642-3070
FAX: (219) 642-3208